Exhibit 12
North Shore Gas Company
Ratio of Earnings to Fixed Charges

			Three-Month
			Transition
	2008	Year Ended	Period Ended	Years Ended September 30
(Millions)	6 months *	12/31/2007	12/31/2006	2006	2005	2004	2003
EARNINGS
Earnings on common stock	$5.4	$7.9	$4.4	$6.7	$11.4	$11.1	$14.6
Federal and state income taxes	2.9	5.2	2.6	3.8	6.7	6.7	8.7

Net pretax income	8.3	13.1	7.0	10.5	18.1	17.8	23.3

Fixed charges	2.0	4.2	1.1	4.1	3.8	3.7	3.6

Total earnings as defined	$10.3	$17.3	$8.1	$14.6	$21.9	$21.5	$26.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$1.8	$3.5	$0.9	$3.6	$3.6	$3.6	$3.4
Other interest	0.2	0.7	0.2	0.5	0.2	0.1	0.2

Fixed charges	$2.0	$4.2	$1.1	$4.1	$3.8	$3.7	$3.6

Ratio of earnings to fixed charges	5.2	4.1	7.4	3.6	5.8	5.8	7.5

* Due to a number of factors, including the seasonality of NSG's business and market price volatility, the current year-to-date earnings should not be considered indicative of the results to be expected for the year as a whole.